Pear Therapeutics, Inc.
200 State Street, 13th Floor
Boston, MA 02109
January 6, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:         Pear Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-269097
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pear Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-269097) (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on January 10, 2023, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Foley Hoag LLP, requests by telephone that such Registration Statement be declared effective.
Please feel free to direct any questions or comments concerning this request to Stacie S. Aarestad, Esq. of Foley Hoag LLP at (617) 832-1108.
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Very truly yours,

PEAR THERAPEUTICS, INC.

By:	/s/ Corey McCann
Name: Corey McCann Title: President and Chief Executive Officer
[Signature Page to Pear Therapeutics, Inc. Acceleration Request]